Exhibit 99.1

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

November 21, 2013

TELUS Corporation

Indicative Term Sheet – Dealer

— % Notes, Series CM due January 26, 2021

Issuer:	TELUS Corporation (“TELUS” or the “Company”)

Issue:	C$ — million Series CM Notes pursuant to the Short Form Base Shelf Prospectus dated November 15, 2013 and the Prospectus Supplement dated November 21, 2013.

Principal Amount:	Minimum C$350 million

Pricing Date:	November 21, 2013

Settlement Date:	November 26, 2013 (T +3)

Maturity Date:	January 26, 2021

Coupon:

 — % per annum, payable semi-annually in arrears, in equal instalments (except the first interest payment) on January and July 26th, commencing on July 26, 2014. The first interest payment (long first coupon) on July 26, 2014 will be in an amount equal to $ — .

Issue Spread(1):	[Redacted in accordance with Subsection 9A.3(4) of National Instrument 44-102 – Shelf Distributions.]

Issue Yield:	— % per annum, payable semi-annually

Issue Price:	C$ — per $100 principal amount

Commission:	C$0.37 per $100 principal amount

Net Proceeds:	C$ —

Rank:	The Notes will be unsecured and unsubordinated obligations of the Company and will rank pari passu with all existing and future unsecured and unsubordinated obligations of the Company.

Redemption:

The Notes may be redeemed at the option of the Company, in whole at any time or in part from time to time, on not few than 30 nor more than 60 days’ prior notice, at a redemption price equal to the greater of (a) the Discounted Value of the Notes (GoC +  —  bps), or (b) 100% of the principal amount thereof.

TELUS Corporation

Indicative Term Sheet – Dealer

% Notes, Series CM due January 26, 2021

Payment & Delivery:	Payments of interest and principal will be made to CDS or its nominee.

Distribution:

The Offering is being made in all the provinces of Canada and in the United States pursuant to a multijurisdictional disclosure system implemented by securities regulatory authorities in Canada and the United States. Subject to applicable law, the Agents may offer the Notes outside Canada and the United States.

Covenants:

Covenants include negative pledge, cross acceleration, restrictions against sale & leaseback, limitations on indebtedness of restricted subsidiaries (please refer to the Prospectus Supplement dated November 21, 2013)

Change of Control:

The Company will be required to make an offer to repurchase the Notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a Change of Control Triggering Event. (See “Details of the Offering – Repurchase upon Change of Control Triggering Event” in the Prospectus Supplement dated November 21, 2013).

Use of Proceeds:

The net proceeds will be used to repay approximately $290 million of outstanding commercial paper, if regulatory approval is obtained, approximately $240 million (subject to closing adjustments) will be used to fund the acquisition of 100% of Public Mobile Inc. (a Canadian mobile carrier), and the balance will be used for other general corporate purposes.

CUSIP/ISIN:	87971MAT0 / CA87971MAT05

Syndicate:	CIBC World Markets Inc. (Joint Lead and Bookrunner)
TD Securities Inc. (Joint Lead and Bookrunner)
Scotia Capital Inc. (Joint Lead)

BMO Nesbitt Burns Inc.
RBC Dominion Securities Inc.
HSBC Securities (Canada) Inc.
National Bank Financial Inc.
Desjardins Securities Inc.
Barclays Capital Canada Inc.
JP Morgan Securities Canada Inc.
Canaccord Genuity Corp.
Laurentian Bank Securities Inc.

One or more sections of this indicative term sheet may be provided by members of the syndicate to investors.

(1)	[Redacted in accordance with Subsection 9A.3(4) of National Instrument 44-102 – Shelf Distributions.]

The Company has filed a registration statement (File No. 333-192197) (including a short form base shelf prospectus dated November 15, 2013) and will file a prospectus supplement dated November 21, 2013 (including the short form base shelf prospectus, the “Prospectus”) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company or any dealer participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling CIBC World Markets Corp. toll-free at 1-800-282-0822 or TD Securities (USA) LLC at 1-800-263-5292.

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

November 21, 2013

TELUS Corporation

Indicative Term Sheet – Dealer

  — % Notes, Series CN due November 26, 2043

Issuer:	TELUS Corporation (“TELUS” or the “Company”)

Issue:	C$ — million Series CN Notes pursuant to the Short Form Base Shelf Prospectus dated November 15, 2013 and the Prospectus Supplement dated November 21, 2013.

Principal Amount:	Minimum C$250 million

Pricing Date:	November 21 2013

Settlement Date:	November 26, 2013 (T +3)

Maturity Date:	November 26, 2043

Coupon:	— % per annum, payable semi-annually in arrears, in equal instalments on May and November 26th, commencing on May 26, 2014

Issue Spread(1):	[Redacted in accordance with Subsection 9A.3(4) of National Instrument 44-102 – Shelf Distributions.]

Issue Yield:	— % per annum, payable semi-annually

Issue Price:	C$ — per $100 principal amount

Commission:	C$0.50 per $100 principal amount

Net Proceeds:	C$ —

Rank:	The Notes will be unsecured and unsubordinated obligations of the Company and will rank pari passu with all existing and future unsecured and unsubordinated obligations of the Company.

Redemption:

The Notes may be redeemed at any time prior to May 26, 2043 at the option of the Company, in whole or from time to time, in part, on not fewer than 30 nor more than 60 days’ prior notice at a redemption price equal to the greater of (a) the Discounted Value of the Notes (GoC+ —  bps), or (b) 100% of the principal amount thereof. The Notes may be redeemed at any time on or after May 26, 2043 at the option of the Company, in whole but not in part, on not fewer than 30 nor more than 60 days’ prior notice at a redemption price equal 100% of the principal amount thereof.

Payment & Delivery:	Payments of interest and principal will be made to CDS or its nominee.

Distribution:

The Offering is being made in all the provinces of Canada and in the United States pursuant to a multijurisdictional disclosure system implemented by securities regulatory authorities in Canada and the United States. Subject to applicable law, the Agents may offer the Notes outside Canada and the United States.

TELUS Corporation

Indicative Term Sheet – Dealer

  — % Notes, Series CN due November 26, 2043

Covenants:

Covenants include negative pledge, cross acceleration, restrictions against sale leaseback, limitations on indebtedness of restricted subsidiaries (please refer the Prospectus Supplement dated November 21, 2013)

Change of Control:

The Company will be required to make an offer to repurchase the Notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a Change of Control Triggering Event (See “Details of the Offering—Repurchase upon Change of Control Triggering Event” in the Prospectus Supplement dated November 21, 2013).

Use of Proceeds:

The net proceeds will be used to repay approximately $290 million of outstanding commercial paper, if regulatory approval is obtained, approximately $240 million (subject to closing adjustments) will be used to fund the acquisition of 100% of Public Mobile Inc. (a Canadian mobile carrier), and the balance will be used for other general corporate purposes.

CUSIP/ISIN:	87971MAU7 / CA87971MAU77

Syndicate:	CIBC World Markets Inc. (Joint Lead and Bookrunner)
TD Securities Inc. (Joint Lead and Bookrunner)
Scotia Capital Inc. (Joint Lead)

BMO Nesbitt Burns Inc.
RBC Dominion Securities Inc.
HSBC Securities (Canada) Inc.
National Bank Financial Inc.
Desjardins Securities Inc.
Barclays Capital Canada Inc.
JP Morgan Securities Canada Inc.
Canaccord Genuity Corp.
Laurentian Bank Securities Inc.

One or more sections of this indicative term sheet may be provided by members of the syndicate to investors.

(1)	[Redacted in accordance with Subsection 9A.3(4) of National Instrument 44-102 – Shelf Distributions.]

The Company has filed a registration statement (File No. 333-192197) (including a short form base shelf prospectus dated November 15, 2013) and will file a prospectus supplement dated November 21, 2013 (including the short form base shelf prospectus, the “Prospectus”) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company or any dealer participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling CIBC World Markets Corp. toll-free at 1-800-282-0822 or TD Securities (USA) LLC at 1-800-263-5292